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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

SINCLAIR BROADCAST GROUP, INC.
(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.
(Name of Filing Person (Offeror))

6% Convertible Subordinated Debentures due 2012	829226AV1
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

David D. Smith
Chairman of the Board, President and Chief Executive Officer
Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030
(410) 568-1500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$59,250,000	$4,225

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $60.0 million in aggregate principal amount of outstanding 6% Convertible Subordinated Debentures due 2012 at the offer price of $987.50 per $1,000 principal amount.

**
$71.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 4 for fiscal year 2010.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,225
Form or Registration No.:	Schedule TO-I
Filing party:	Sinclair Television Group, Inc.
Date filed:	September 20, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended by Amendment No. 1 thereto, relating to the offer by Sinclair Television Group, Inc., a Maryland corporation (the "Company"), to purchase for cash, on a pro rata basis, up to $60,000,000 in principal amount of the outstanding 6% Convertible Subordinated Debentures due 2012 of the Company's parent, Sinclair Broadcast Group, Inc., a Maryland corporation ("Sinclair"), at a price of $987.50 per $1,000 in principal amount and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2010 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal").

        All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated herein by reference in answer to all items in this Amendment No. 2, and as more particularly set forth below.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The paragraph beginning "The Offer is being made to all Holders" on page i of the Offer to Purchase is amended in its entirety to read as follows: "The Offer is being made to all Holders. We are not aware of any state in which the making of the Offer is prohibited by applicable law. If we become aware of any state where the making of the Offer is so prohibited or would not be in compliance with the laws of such state, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing in such state. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction."

        The information set forth under the caption "The Offer—Conditions of the Offer; Extension; Amendment; Termination—Transaction Conditions" in the Offer to Purchase is amended and supplemented by the following information:

        The Financing Condition, as set forth in clause (i) of the first paragraph has been satisfied as of October 4, 2010. In satisfaction of the Financing Condition, on October 4, 2010 the Company issued $250 million aggregate principal amount of 8.375% Senior Notes due 2018 pursuant to an indenture by and among the Company, the guarantors identified therein and U.S. Bank National Association.

        The first sentence in the first full paragraph on page 11 under the caption "The Offer—Conditions of the Offer; Extension; Amendment; Termination—General Conditions" of the Offer to Purchase is amended to read as follows: "The foregoing General Conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time on or prior to the Expiration Date in its sole and absolute discretion."

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)    Agreements Involving the Issuer's Securities.    This Item 5(e) is amended and supplemented by the following information:

        Sinclair is a party to the following agreement in connection with the listed series of securities:

  •
  8.375% Senior Notes due 2018: Indenture, dated as of October 4, 2010, among Sinclair Television Group, Inc., the Guarantors identified therein and U.S. Bank National Association, as Trustee.

        A description of the Senior Notes is set forth under Item 1.01 of Sinclair's Current Report on Form 8-K filed on October 5, 2010 and is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth under the caption "Source of Funds" in the Offer to Purchase is supplemented by the information set forth under the caption "Senior Notes Offering and Indenture" under Item 1.01 of Sinclair's Current Report on Form 8-K filed on October 5, 2010, which is incorporated herein by reference.

        (b)    Conditions.    The information set forth under the caption "The Offer—Conditions of the Offer; Extension; Amendment; Termination—Transaction Conditions" in the Offer to Purchase is amended and supplemented by the information set forth under Item 4(a) of this Amendment No. 2, which is incorporated herein by reference.

        (d)    Borrowed Funds.    The information set forth under the caption "Source of Funds" in the Offer to Purchase is supplemented by the information set forth under the caption "Senior Notes Offering and Indenture" under Item 1.01 of Sinclair's Current Report on Form 8-K filed on October 5, 2010, which is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

        (b)    Other Material Information.    The information in the Offer to Purchase under the caption "Incorporation of Certain Documents by Reference" is amended and supplemented by adding the following bullet point:

  •
  Sinclair's Current Report on Form 8-K, filed with the Commission on October 6, 2010.

ITEM 12.    EXHIBITS.

        The Index to Exhibits appearing after the signature page hereof is incorporated herein by reference.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.
	By:	/s/ DAVID B. AMY
	Name:	David B. Amy
	Title:	Secretary
Date: October 6, 2010

 Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated September 20, 2010.*
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Supplement to Offer to Purchase, dated October 6, 2010.**
(a)(5)(i)	Press Release, dated September 20, 2010*
(b)(1)
Indenture, dated as of October 4, 2010, among Sinclair Television Group, Inc., the Guarantors identified on Annex thereto and U.S. Bank National Association, as Trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed October 6, 2010).
(b)(2)
The Bank Credit Agreement (as defined in the Offer to Purchase) of Sinclair Television Group, Inc. (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
(d)(1)
Form of Subordinated Indenture between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on December 16, 1997).
(d)(2)
Ninth Supplemental Indenture, dated as of May 13, 2005, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on June 21, 2005).
(d)(3)
Indenture, dated as of October 29, 2009, among Sinclair Television Group, Inc., the guarantors identified therein and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on October 29, 2009).
(d)(4)
Senior Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on May 11, 2007).
(d)(5)
First Supplemental Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on May 11, 2007).
(d)(6)
Indenture, dated as of May 20, 2003 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-4 No. 333-107522).
(d)(7)
Indenture, dated as of March 14, 2002, between Sinclair Television Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(8)
Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and William Richard Schmidt, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).

Exhibit Number	Description
(d)(9)	Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and C. Victoria Woodward, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).
(d)(10)
Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Dyson Ehrhardt, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).
(d)(11)
Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Mark Knobloch, as trustee (incorporated herein by reference from Sinclair's Registration Statement on Form S-1 No. 33-90682).
(d)(12)	1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair's Annual Report on Form 10-K/A for the year ended December 31, 1996).
(d)(13)
First Amendment to 1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair's Proxy Statement on Schedule 14A for the year ended December 31, 1998).
(d)(14)	Form of Restricted Stock Award Agreement (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(15)
Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc. and David D. Smith dated April 2, 2007 (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(16)
Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc., and David D. Smith dated April 1, 2008 (incorporated herein by reference from Sinclair's Quarterly Report on Form 10-Q filed on May 9, 2008).
(d)(17)	Director Compensation (incorporated herein by reference from Sinclair's Annual Report on Form 10-K for the year ended December 31, 2005).
(d)(18)	Stockholders' Agreement, dated April 19, 2005, by and among the Smith brothers (incorporated herein by reference from Sinclair's Current Report on Form 8-K, filed on April 26, 2005).

*
Previously filed on Schedule TO.

**
Filed herewith.

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
Index to Exhibits